Exhibit 99.3

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www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for Granite Real Estate Investment Trust and Granite REIT Inc. Annual General Meetings Date and Location of Meetings: Fold When: June 4, 2020 Where: Online at https://web.lumiagm.com/240668827 * 10:00 a.m. (Toronto time) You are receiving this notice to advise you that the proxy materials for the above noted securityholders’ meetings are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://granitereit.com/investors/unitholder-shareholder-meetings/ OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the meeting materials in advance of the voting deadline and meeting date, all requests must be received no later than May 21, 2020. If you do request the meeting materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. Printed copies of the information circular will also be available for inspection by securityholders at the records office of Granite REIT Inc. located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the meetings. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 905-507-5450 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-647-925-7500. *The location of the meetings for the purposes of provisions of the Business Corporations Act (British Columbia) applicable to Granite REIT Inc. is Granite’s head office located at 77 King Street West, Suite 4010, Toronto, Ontario; however, in light of COVID-19, securityholders will not be permitted to attend the meetings at such location, and will be permitted to attend only by live audio webcast at the Internet address provided above. 01LFKF

Securityholder Meeting Notice The resolutions to be voted on at the meetings are listed below: 1. Election of Trustees of Granite REIT 2. Election of Directors of Granite GP 3. Re-appointment of Auditor of Granite REIT 4. Re-appointment of Auditor of Granite GP 5. Advisory Resolution on Executive Compensation For disclosure related to each of these matters please refer to “Matters to be Acted Upon at the Meetings” in the information circular. Voting Fold PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery • No Annual Report (or Annual Financial Statements) is (are) included in this mailing Fold 01LFLD